UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Gryphon Online Safety, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> January 30, 2014

Physical Address of Issuer:

10265 Prairie Springs Road, San Diego, CA 92127

Website of Issuer:

https://gryphonconnect.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$3,500,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

3

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$5,061,484	$3,081,998
Cash & Cash Equivalents	$1,376,665	$865,829
Accounts Receivable	$0	$14,131
Short-term Debt	$1,051,511	$1,879,053
Long-term Debt	$158,152	$152,527
Revenues/Sales	$2,770,738	$3,285,938
Cost of Goods Sold	$1,630,509	$1,886,714
Taxes Paid	$0	$0
Net Income	($2,267,459)	($1,545,501)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 16, 2022

Gryphon Online Safety, Inc.

GRYPHON®

Up to $3,500,000 of Crowd SAFE (Simple Agreement for Future Equity)

Gryphon Online Safety, Inc. ("**Gryphon**", the "**Company,**" "**we,**" "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $3,500,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with an escrow agent or qualified third party meeting the requirements of Reg CF (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$15.00	$235.00
Maximum Individual Purchase Amount (3)(4)	$350,000	$21,000	$329,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$3,500,000	$210,000	$3,290,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://gryphonconnect.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/gryphon.

The date of this Form C is May 16, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Gryphon Online Safety, Inc. was initially formed as a Delaware limited liability company on January 30, 2014, under the name "Griffin Innovations LLC" and which filed a certificate of conversion in Delaware on June 19, 2014, under which the Company was converted into Delaware corporation under the name "Gryphon Online Safety, Inc." on June 19, 2014. We are a developer, producer, and distributor of secure mesh WiFi routers, incorporated in Delaware as a corporation on January 30, 2014.

The Company is located at 10265 Prairie Springs Road, San Diego, CA 92127.

The Company's website is https://gryphonconnect.com.

The Company conducts business in the United States and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/gryphon and is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	3,500,000*
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	3,500,000*
Price Per Security	1.00
Minimum Individual Purchase Amount	$250+
Maximum Individual Purchase Amount	$350,000
Offering Deadline	April 30, 2023
Use of Proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 59.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 12 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. The Company has incurred losses from inception of $6,784,961 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

The Company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the Company's prospects must be considered in light of the risks that any new company encounters.

The Company was initially formed as a Delaware limited liability company on January 30, 2014, under the name "Griffin Innovations LLC" and which filed a certificate of conversion in Delaware on June 19, 2014, under which the Company was converted into Delaware corporation under the name "Gryphon Online Safety, Inc." on June 19, 2014, and it has not yet generated sustained profits. The likelihood of its creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, its operation in a competitive industry, and the continued development of its technology and products. The Company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations, and prospects in light of the risks, expenses, and challenges faced as an emerging growth company.

The Company depends on one primary product.

The Company's primary product is a secure WiFi router. Although the Company is developing other products, the Company's survival in the near term depends on its ability to sell its primary product to a sufficient number of customers to make a profit. The Company's current base of customers is still small, and the Company will only succeed if it can attract more customers for its primary product.

The Company uses Qualcomm components.

The Company's reliance on a single chipset supplier poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect its business.

We may not be successful in obtaining additional issued patents.

Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have filed multiple non-provisional and provisional patent applications, as detailed under "The Company's Business". Filing a non-provisional or provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We have one issued patent and are minimally protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

There are existing companies in the Wi-Fi protection space that could introduce similar or enhance existing services.

Other competitors that have significant funding may be able to cross sell products and services to its customers. If a larger, better funded company markets or creates a comparable service at a lower price point or with better features, the Company could be negatively impacted.

The Company's projections are based on new revenue and distribution channels.

Success in each channel is dependent of many factors such as exposure and willingness of the channel to market the product as well as the effectiveness of the marketing message. There is no guarantee these forecasts will come to fruition and the Company may struggle to achieve expected projections.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company has not filed a Form D for its offerings of convertible notes in 2016 and 2017.

The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal and state governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential businesses. To protect the health and well-being of our employees, partners and third-party service providers, we have implemented a near company-wide work-from-home requirement for most employees until further notice, made substantial modifications to employee travel policies, and cancelled or shifted our conferences and other marketing events to virtual-only for the foreseeable future. While we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, such precautionary measures could negatively affect our customer success efforts, sales and marketing efforts, or create operational or other challenges, such as a reduction in employee productivity because of the work from home requirement, any of which could harm our business and results of operations. Further, if the COVID-19 pandemic has a substantial impact on our employees, partners or third-party service providers' health, attendance or productivity, our results of operations and overall financial performance may be adversely impacted. Additionally, if employees, partners or third-party services providers return to work during the COVID-19 pandemic, the risk of inadvertent transmission of COVID-19 through human contact could still occur and result in litigation.

Beginning in March 2020, the U.S. and global economies have reacted negatively in response to worldwide concerns due to the economic impacts of the COVID-19 pandemic. Although we have not yet experienced a material increase in customers cancellations or a material reduction in our retention rate in 2020, we may experience such an increase or reduction in the future, especially in the event of a prolonged economic down turn as a result of the COVID-19 pandemic. A prolonged economic downturn could result adversely affect demand for our offerings, retention rates and harm our business and results of operations, particularly in light of the fact that our solutions are discretionary purchases and thus may be more susceptible to macroeconomic pressures, as well impact the value of our Securities, ability to refinance our debt, and our access to capital. Additionally, we have faced supply chain and shipping issues as a result of the COVID-19 pandemic that could impact our ability to meet customer demands for our products.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately forecasted at this time, such as the severity and transmission rate of the disease, the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, partners and third-party service providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industries in which we operate do not improve, or deteriorate further, our business, operating results, financial condition and cash flows could be adversely affected.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

We operate in intensely competitive markets that experience frequent technological developments, changes in industry and regulatory standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges, or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our revenues that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected.

Many of our competitors have greater financial, technical, marketing, or other resources than we do and consequently, may have the ability to influence customers to purchase their products instead of ours. Further consolidation within our industry or other changes in the competitive environment could result in larger competitors that compete with us. We also face competition from many smaller companies that specialize in particular segments of the market in which we compete.

Quality management plays an essential role in determining and meeting customer requirements and improving the Company products and services.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's success depends on the experience and skill of the founders and key employees.

In particular, the Company is dependent on John Wu and Arup Bhattacharya. The loss of our founders or any key members of the team could harm the Company's business, financial condition, cash flow and results of operations.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, a small group of individuals and entities in excess of 30% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

If the Company cannot raise sufficient funds, it will not succeed.

Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company raises a substantially lesser amount than the Maximum Raise, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 40,000,000 shares of common stock, of which 10,746,391 shares of common stock are issued and outstanding, and 19,137,353 shares of preferred stock, of which (i) 9,582,809 are designated as Series Seed Preferred Stock of which 9,136,468 are issued and outstanding, (ii) 9,100,000 are designated as Series A-1 Preferred Stock of which 5,616,525 are issued and outstanding, and (iii) 454,544 are designated as Series A-2 Preferred Stock of which 454,544 are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to Forum Selection and Jury Waivers

The Company's Certificate of Incorporation, provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between the Company and its stockholders, which could limit the stockholders' ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, or employees.

The Company's Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding: (i) brought on the Company's behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's certificate of incorporation or the Bylaws of the Company, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

However, any action as to which the Court of Chancery in the State of Delaware determines that: (i) there is an indispensable party not subject to the jurisdiction of the Court of Chancery, (ii) it is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (iii) for which the Court of Chancery does not have subject matter jurisdiction, the Court of Chancery of the State of Delaware shall not be the sole and exclusive forum for any stockholder.

This choice of forum provision does not apply to (i) suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Accordingly, the Company's exclusive forum provision will not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Company's stockholders will not be deemed to have waived the Company's compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of the Company's securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with the Company, its directors, officers or other employees, which may discourage lawsuits against the Company and its directors, officers and other employees. If a court were to find the choice of forum provision contained in the certificate of incorporation to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the Company's business, results of operations, and financial condition. Even if the Company was successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into Series A-1 Preferred Stock (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into Series A-1 Preferred Stock. The Company is under no obligation to convert the Securities into Series A-1 Preferred Stock. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into Series A-1 Preferred Stock.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into Series A-1 Preferred Stock (the occurrence of which cannot be guaranteed). Upon such conversion, the Series A-1 Preferred Stock will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the Series A-1 Preferred Stock on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their Series A-1 Preferred Stock with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The conversion price of the Securities is $1.2331 per share. Upon any conversion of the Securities, including in connection with any equity financing, liquidity event or dissolution event, as defined in and in accordance with the Securities, the purchase amount of the Securities will convert at $1.2331 per share, irrespective of the valuation or capitalization of the Company. The Securities provide no valuation cap or discount, nor provide any other downside protection to the Investors, including in the event any equity financing, liquidity event or dissolution event would result in a lower conversion price. Lastly, the Company may issue additional securities prior to any equity financing, liquidity event or dissolution event which, although reducing the price per share of the capital stock of the Company, will not result in any adjustment to the conversion price of the Securities.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of Series A-1 Preferred Stock can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Gryphon offers a patented cloud managed, network-based, protection service platform that's powerful yet simple. The platform involves a family of elegant, high performance WiFi router systems, a simple to use App, and machine learning that will continuously improve over time and usage.

Powered by cutting-edge mesh WiFi technology, Gryphon routers deliver wall-to-wall, high-speed Internet to every connected device in a customer's home or office. Customers may combine two or more for seamless mesh WiFi coverage throughout larger homes with no dead spots. We currently offer three different routers ranging from the highest end Gryphon AX that supports the latest WiFi 6 standard to the value based Gryphon Guardian.

Many parents today are frustrated with the battle to protect their children from the dangers of being exposed to inappropriate online content, excessive screen time, and social media addiction. The Gryphon Parental Control Router puts the control back in parents' hands. Using the Gryphon Connect App, customers can manage their children's online activities and ensure healthy amounts of screen time from anywhere they go. Parents can filter inappropriate content, view their children's browsing history, set bedtimes and homework times, suspend the internet and enforce Safe Search in search engines. The platform also functions as a Unified Threat Management (UTM) system for internet security system protecting device connected to a Gryphon home or office WiFi network from vulnerabilities, dangerous hackers, and malware.

Additionally, the Gryphon HomeBound® mobile app grants our customers the same safety and security features they enjoy at home when they are connected to cellular or public WiFi hotspots. With the HomeBound® app installed on a child's smartphone, customers can manage them as if they never left the house. The HomeBound® app automatically and securely routes all traffic on a mobile device back through the customer's Gryphon Mesh Router for filtering before it hits the internet.

The platform is simple to setup and use because there is no additional software that needs to be installed on the end devices. The protection works at the network layer to block unwanted content, malware, and intrusions for any connected device on the network.

Gryphon is not only suitable for families, but also for small businesses by protecting their valuable data from cyber-attacks and preserving productivity through blocking inappropriate content while at work. Because the solution can be set up in just minutes without an IT manager or expensive and complicated hardware, small businesses can now afford enterprise level protection for their network.

Business Plan

Gryphon's business model is network protection as a service. In the short term, revenue is expected through product sales and monthly/annual subscriptions. Primary sales channels will be online distribution via Amazon, Gryphon's website, and other online retails. Long term, the Gryphon's network security service platform software can be licensed to hardware manufacturers or network operators. We also feel that the IP we generate can be a source of revenue as it applies to networks outside of homes or small businesses.

The Company's Products and/or Services

Product / Service	Description	Current Market
Family of Secure mesh WiFi routers Advanced Network Protection Service HomeBound™ Mobile Device Protection	Gryphon is a secure WiFi router using AI based learning to make the Internet a safer place for our kids and all our connected devices. All security is built into the router so there is nothing to install on each device. Gryphon comes with an app for real time management of all your connected devices and allows you to collaborate	Consumers with children. Small and medium businesses

					with other parents on website approval ratings.		

Competition

Gryphon competes in the WiFi router, parental control, and network security cybersecurity markets.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The Company's customers are primarily consumer families with children as well as small and medium size businesses and independent schools.

Supply Chain

We manufacture our products mainly in Taiwan using WiFi chipsets from Qualcomm. The products are transported to the respective markets via ship or air freight.

Intellectual Property

The Company has filed applications or received registrations for the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5331039	Computer application software for mobile phones, namely, software for managing wireless routers; Wireless routers.	GRYPHON	September 14, 2016	November 7, 2017	United States
5981858	Downloadable and recorded computer software and downloadable mobile application for managing mobile devices for the purposes of managing access to online content and restricting internet and application usage, for protecting against malware, and for protection against intrusions.	HOMEBOUND	July 15, 2019	February 11, 2020	United States
6240888	Secure wireless router for networking and cyber protection and its related software	GRYPHON GUARDIAN	September 27, 2019	January 5, 2021	United States

	application for the management of the wireless router.				
97092682	Web content filtering, malware protection, cybersecurity, network protection, WiFi speed and coverage	Web Without Worry	October 26, 2021	n/a	United States

Patents

Application or Registration #	Title	File Date/Filing Receipt Date	Grant Date	Country
10,212,167	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	February 27, 2017	February 19, 2019	United States
10,440,025	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	June 7, 2016	October 8, 2019	United States
10,771,487	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	December 12, 2017	September 8, 2020	United States
10,805,303	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	January 3, 2019	October 13, 2020	United States
10,776,499	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	September 4, 2019	September 15, 2020	United States
11,178,165	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSION BY PERFORMING STATISTICAL ANALYSIS	June 29, 2020	November 16, 2021	United States
11,301,572	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	August 11, 2020	April 12, 2022	United States
20220038484	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	October 18, 2021		United States
20220021675	METHOD OF USING DHCP HOST NAME TO IDENTIFY A UNIQUE DEVICE IN ABSENSE OF UNIQUE MAC ADDRESS IN ORDER TO APPLY NETWORK FIREWALL OR ACCESS CONTROL RULES	July 20, 2021		United States
20210099452	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	June 26, 2020		United States

17

20200372161	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	August 11, 2020		United States
20200329065	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	June 29, 2020		United States

20200329048	METHOD OF PROTECTING MOBILE DEVICES FROM VULNERABILITIES LIKE MALWARE, ENABLING CONTENT FILTERING, SCREEN TIME RESTRICTIONS AND OTHER PARENTAL CONTROL RULES WHILE ON PUBLIC NETWORK BY FORWARDING THE INTERNET TRAFFIC TO A SMART, SECURED HOME ROUTER	June 26, 2020		United States
20200322340	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	June 22, 2020		United States
20190394202	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	September 4, 2019		United States
20190182278	METHOD FOR PROTECTING IOT DEVICES FROM INTRUSIONS BY PERFORMING STATISTICAL ANALYSIS	December 12, 2017		United States
20190141044	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	January 3, 2019		United States
20170353463	REMOTELY CONTROLLING ACCESS TO ONLINE CONTENT	June 7, 2017		United States
20170250989	METHOD AND SYSTEM TO ENABLE CONTROLLED SAFE INTERNET BROWSING	February 27, 2017		United States
20150365379	SYSTEM AND METHOD FOR MANAGING, CONTROLLING AND CONFIGURING AN INTELLIGENT PARENTAL CONTROL FILTER	June 12, 2015		United States

*Each of the above are provisional or non-provisional patent applications. We have received two issued patents with registration numbers 10,212,167 and 10,440,025. Filing a provisional or non-provisional patent application in no way guarantees that we will receive any additional issued patents. Filing a provisional or non-provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

On December 30, 2019, a complaint was filed by Kajeet, Inc., a Delaware corporation ("Kajeet"), in the United States District Court for the District of Delaware. Kajeet alleges in its complaint that our products infringe on two patents held by Kajeet. We filed a motion to dismiss based on our belief that the claim is baseless. As of May 12, 2022, the lawsuit is still in the discovery phase. The lawsuit will likely require a motion to compel as the Company is in a discovery dispute with Kajeet. Kajeet has sued multiple other parties asserting at least one of the patents asserted against Gryphon in various courts including Western District of Texas and Northern District of California. Gryphon is part of a consolidated docket with another defendant in Delaware. The other defendant has filed an Inter Partes Review ("IPR") with the Patent and Trial Appeals Board ("PTAB") to try to invalidate one of the asserted patents and the PTAB has recently approved the IPR at the end of April, 2022. We are reviewing filing a motion to stay pending a decision by PTAB on the validity of the patent.

Other than the pending litigation described above, we know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$210,000
Operations	14%	$3,500	10%	$350,000
Research and Development	20%	$5,000	20%	$700,000
Sales and Marketing	30%	$7,500	20%	$700,000
Working Inventory	30%	$7,500	30%	$1,050,000
Cash Reserve	0%	$0	14%	$490,000
Total	**100%**	**$25,000**	**100%**	**$3,500,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

Operations: Operations consists of salaries for the support staff, expenses incurred, and tool and administrative costs involved.

Research and Development: Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Sales and Marketing: Sales and marketing costs including salaries, advertising costs, creation of marketing materials, and expenses associated with all such activities.

Working Inventory: Inventory consisted of completed hardware units.

Cash Reserve: Cash used to take advantage of opportunities such as new markets opening or to mitigate against risks such as unexpected delays in shipping.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Wu	Chief Executive Officer, Director	Chief Executive Officer and Co-Founder of Gryphon Online Safety, June 2014 – Present; responsible for company vision, high level decisions on company policy and strategic direction, reporting to board of directors, and spoke person for company's brand	University of Illinois at Urbana-Champaign, B.S in electrical engineering (1994) and a M.S in DSP and Image Processing (1996)
Arup Bhattacharya	Chief Technology Officer, Director	Co-Founder and CTO of Gryphon Online Safety, April 1, 2015 - Present	IIEST, Shibpur, B.E in Electronics and Communications Engineering; Indian Institute of Technology, Kharagpur, M.Tech in Control and Automation (1984)
Sanjeev Kumar	Director	Partner at Hunt Pennington Kumar PLLC (2019 – Present) working on intellectual property law	Indian Institute of Technology, Kanpur, B. Tech in Electrical Engineering (1986); Tulane University, M.S in Electrical Engineering (1989); St. Mary's University School of Law, JD (2013)

Biographical Information

John Wu, Chief Executive Officer (CEO)

John is the Chief Executive Officer and Co-Founder of Gryphon Online Safety and is responsible for company vision, high level decisions on company policy and strategic direction, reporting to board of directors, and spoke person for company's brand. With over 20 years of experience in the Wireless and IoT industry, John launched his career in mobile communications at Motorola. There, he headed a multinational team of digital signal processing developers in the development of the CDMA chipset. Prior to Gryphon, John led MiFi Labs as VP of Advanced Engineering in the creation of mobile hotspot technology. Products his team developed shipped over four million units annually and generated over $400 million in revenue. John has a B.S in electrical engineering and a M.S in DSP and Image Processing from the University of Illinois at Urbana-Champaign. Successes include the CES Award for Connected Devices, PC Magazine Editors Choice Award, and 25 patents.

Arup Bhattacharya, Chief Technology Officer (CTO)

Arup is the Co-Founder and CTO of Gryphon Online Safety, and was integral in designing the mesh WiFi security router and the parental control system. For over 30 years, Arup held executive positions in multiple companies to lead the creation of advanced technologies and products. He led the MiFi software team to develop multiple generations of 2G/3G/LTE data products for leading operators and led the engineering team at PortalPlayer to design the media chips for the first six generations of Apple's iconic iPods. Arup holds a B.E in Electronics and Communications Engineering from IIEST, Shibpur and a M.Tech in Control and Automation from Indian Institute of Technology, Kharagpur.

Sanjeev Kumar, Director

Sanjeev sits on Gryphon Online Safety's board of directors, bringing decades of expertise in software engineering and management, along with experience in corporate and intellectual property law. Prior to sitting on Gryphon's board of directors and practicing law, Sanjeev spent years at several large enterprises. Some accomplishments include leading the software division for the Personal Computer Business Unit, which introduced the first one-inch thin personal computer to the market. He also served as COO of PortalPlayer before Nvidia acquired the company. Received a B. Tech in Electrical Engineering from the Indian Institute of Technology, Kanpur, a M.S in Electrical Engineering from Tulane University, and a JD from St. Mary's University School of Law.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Wu	Chief Executive Officer, Director	Chief Executive Officer and Co-Founder of Gryphon Online Safety, June 2014 – Present; responsible for company vision, high level decisions on company policy and strategic direction, reporting to board of directors, and spoke person for company's brand	University of Illinois at Urbana-Champaign, B.S in electrical engineering (1994) and a M.S in DSP and Image Processing (1996)
Arup Bhattacharya	Chief Technology Officer, Director	Co-Founder and CTO of Gryphon Online Safety, April 1, 2015 - Present	IIEST, Shibpur, B.E in Electronics and Communications Engineering; Indian Institute of Technology, Kharagpur, M.Tech in Control and

			Automation (1984)

Key Persons

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Allan Chua	VP of Marketing and Business Development	VP of Marketing and Business Development (May 2018 to Present). Drive digital marketing and build/support strategic relationships and channel partners. CEO and founder of Pinpoint Digital a marketing and consulting agency	Sweetwater High School
Sarah Kimmel	Technical Support Manager	Technical Support Manager (May 2021-Present) and her job responsibilities consist of offering technical support to the Company. Public speaker on technology use in families and owner of Family Tech a social media company focused on helping families deal with technology (Oct 2009 to Present).	Brigham Young University
Cathy Hoving	Finance Manager	Finance Manager (May 2020 to Present). Managing company's financial statements, quarterly reports, annual filings, accounts payable and receivable. Monthly tracking and bookkeeping. Independent Accounting Consultant (2005 to Present). Previous experience also includes division controller for Seattle Packaging, financial reporting manager for Western Wireless and Applied Microsystems.	BS Accounting, San Diego State University

Allan Chua

Allan is the VP of Marketing and Business Development from May 2018 to Present. Drive digital marketing and build/support strategic relationships and channel partners. CEO and founder of Pinpoint Digital a marketing and consulting agency. Allan attended Sweetwater High School.

Sarah Kimmel

Sarah is the Technical Support Manager from May 2021 to Present (Gryphon). Public speaker on technology use in families and owner of Family Tech a social media company focused on helping families deal with technology (Oct 2009 to Present). Sarah attended Brigham Young University.

Cathy Hoving

Cathy is the Finance Manager from May 2020 to Present. Managing company's financial statements, quarterly reports, annual filings, accounts payable and receivable. Monthly tracking and bookkeeping. Independent Accounting Consultant (2005 to Present). Previous experience also includes division controller for Seattle Packaging,

financial reporting manager for Western Wireless and Applied Microsystems. Cathy received a BS Accounting from San Diego State University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company's certificate of incorporation provides, "To the fullest extent permitted by law, a director of the [Company] shall not be personally liable to the [Company] or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the [Company] shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article 10 by the stockholders of the [Company] shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification."

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 40,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 19,137,353 shares of preferred stock, par value $0.0001 per share, consisting of 9,582,809 shares of Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"), 9,100,000 shares of Series A-1 Preferred Stock (the "**Series A-1 Preferred Stock**"), and 454,544 shares of Series A-2 Preferred Stock (the "**Series A-2 Preferred Stock**," collectively with the Series Seed Preferred Stock and the Series A-1 Preferred Stock, the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,746,391 shares of Common Stock and 15,227,537 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,746,391
Par Value Per Share	$0.0001
Voting Rights	The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Company's certificate of incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Company's certificate of incorporation or pursuant to the Delaware General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Company's certificate of incorporation) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.
Anti-Dilution Rights	None.
Other Rights	Transfer Restrictions. (a) Restriction on Transfer. Except for any Permitted Transfer, (i) Optionee shall not transfer, assign, encumber or otherwise dispose of any of the Unvested Shares and (ii) Optionee shall not transfer, assign, encumber or otherwise dispose of any of the Vested Shares in contravention of the First Refusal Right, the Market Stand-Off or the transfer restrictions set forth in Section 7 of the Stock Purchase Agreement. (b) Transferee Obligations. Each person (other than the Company) to whom the Purchased Shares are transferred by means of a Permitted Transfer must, as a condition precedent to the validity of such transfer, acknowledge in writing to the Company that such person is bound by the provisions of this Agreement and that the transferred shares are subject to (i) the Repurchase Right (if applicable), (ii) the First Refusal

Right, (iii) the Market Stand-Off and (iv) the transfer restrictions set forth in Section 7 of the Stock Purchase Agreement, to the same extent such shares would be so subject if retained by Optionee.

(c) Market Stand-Off. (i) In connection with the Company's initial public offering and any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the 1933 Act within two years after the effective date of the Company's initial public offering, Owner shall not sell, make any short sale of, hedge with, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer for value or otherwise agree to engage in any of the foregoing transactions with respect to, any Vested Shares without the prior written consent of the Company or its underwriters (the "Market Stand-Off"). The Market Stand-Off shall be in effect for such period of time from and after the effective date of the final prospectus for the offering as may be requested by the Company or such underwriters; provided, however, that such period shall not exceed 180 days. (ii) Any new, substituted or additional securities that are by reason of any Recapitalization or Reorganization distributed with respect to Vested Shares shall be immediately subject to the Market Stand-Off. (iii) In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to Vested Shares until the end of the applicable stand-off period.

Right of First Refusal.

(a) Grant. The Company shall have the right of first refusal (the "First Refusal Right") exercisable in connection with any proposed transfer of Vested Shares. For purposes of Section 10 of the Stock Purchase Agreement, the term "transfer" shall include any sale, assignment, pledge, encumbrance or other disposition of Vested Shares intended to be made by Owner, but shall not include any Permitted Transfer.

(b) Notice of Intended Disposition. In the event any Owner of Vested Shares desires to accept a bona fide third-party offer for the transfer of any or all of such shares (Vested Shares subject to such offer to be hereinafter referred to as the "Target Shares"), the Owner shall promptly (i) deliver to the Company written notice (the "Disposition Notice") of the terms of the offer, including the purchase price and the identity of the third-party offeror, and (ii) provide satisfactory proof that the disposition of the Target Shares to such third-party offeror would not be in contravention of the provisions set forth in Sections 7 and 8 of the Stock Purchase Agreement.

(c) Exercise of the First Refusal Right. The Company shall have the right to repurchase any or all of the Target Shares subject to the Disposition Notice upon the same terms as those specified therein or upon such other terms (not materially different from those specified in the Disposition Notice) to which Owner consents. Such right shall be exercisable by delivery of written notice (the "Exercise Notice") to Owner prior to the 25th day following the Company's receipt of the Disposition Notice. The Company shall effect the repurchase of such shares, including payment of the purchase price, not more than 10 business days after delivery of the Exercise Notice; and at such time the stock certificates representing the Target Shares shall be delivered to the Company. If less than all of the Target Shares are purchased, the Company shall issue a new stock certificate to the Owner representing the remaining Target Shares. Should the purchase price specified in the

	Disposition Notice be payable in property other than cash or evidences of indebtedness, the Company shall have the right to pay the purchase price in the form of cash equal in amount to the value of such property. If Owner and the Company cannot agree on such cash value within 10 days after the Company's receipt of the Disposition Notice, the valuation shall be made by an appraiser of recognized standing selected by Owner and the Company or, if they cannot agree on an appraiser within 20 days after the Company's receipt of the Disposition Notice, each shall select an appraiser of recognized standing and the two appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. Owner and the Company shall share the cost of such appraisal equally. The closing shall then be held on the later of (i) the fifth business day following delivery of the Exercise Notice or (ii) the fifth business day after such valuation shall have been made.

(d) Non-Exercise of the First Refusal Right. In the event the Exercise Notice is not given to Owner prior to the expiration of the 25 day exercise period or the Company does not purchase all of the Target Shares, Owner shall have a period of 30 days thereafter in which to sell or otherwise dispose of the Target Shares (or portion thereof not purchased by the Company) to the third-party offeror identified in the Disposition Notice upon terms (including the purchase price) no more favorable to such third-party offeror than those specified in the Disposition Notice; provided, however, that any such sale or disposition must not be effected in contravention of the provisions of Sections 7 and 8 of the Stock Purchase Agreement. The third-party offeror shall acquire the Target Shares subject to the First Refusal Right and the provisions and restrictions of Sections 7 and 8 of the Stock Purchase Agreement, and any subsequent disposition of the acquired shares must be effected in compliance with the terms and conditions of such First Refusal Right and the provisions and restrictions of Sections 7 and 8 of the Stock Purchase Agreement. In the event Owner does not effect such sale or disposition of the Target Shares within the specified 30 day period, the First Refusal Right shall continue to be applicable to any subsequent disposition of the Target Shares by Owner until such right lapses.

(e) Recapitalization/Reorganization. (i) Any new, substituted or additional securities or other property that is by reason of any Recapitalization distributed with respect to Vested Shares shall be immediately subject to the First Refusal Right. (ii) In the event of a Reorganization, the First Refusal Right shall remain in full force and effect and shall apply to the new capital stock or other property received in exchange for Vested Shares in consummation of the Reorganization and shall apply to the remaining Unvested Shares as and when they become Vested Shares.

(f) Lapse. The First Refusal Right shall lapse upon the earlier to occur of (i) a firm commitment underwritten public offering, pursuant to an effective registration statement under the 1933 Act, covering the offer and sale of the Common Stock in the aggregate amount of at least $20,000,000 or (ii) the acquisition of the Company by an entity that is traded on a stock exchange or the Nasdaq Stock Market. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares that may limit, dilute or qualify the Security. |
| **Percentage ownership of the Company by the holders of such** | 37.86% |

security (assuming conversion prior to the Offering if convertible securities).	

Type	Series Seed Preferred Stock
Amount Outstanding	9,136,468
Par Value Per Share	$0.0001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's certificate of incorporation, the holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.
Election of Directors	The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company and, for so long as any shares of Series Seed Preferred Stock are then outstanding, the holders of record of the shares of Common Stock and Series Seed Preferred Stock, each voting as a separate class, shall be entitled to together elect one director of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock or Series Seed Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of Section 3(b) of the Company's certificate of incorporation, then any directorship not so filled shall remain vacant until such time as the holders of Common Stock or Series Seed Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock and Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in Section 3(b) of the Company's certificate of incorporation, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to Section 3(b) of the Company's certificate of incorporation.
Anti-Dilution Rights	In the event the Company shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4(d)(iii) of

	its Certificate of Incorporation), without consideration or for a consideration per share less than the Conversion Price for any series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1 * (A + B) \div (A + C)$$ For purposes of the foregoing formula, the following definitions shall apply: (1) "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; (2) "CP1 shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and (5) "C' shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Protective Provisions	At any time when at least 1,000,000 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Company's certificate of incorporation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock, voting as a separate class and on an as converted basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect: (i) amend, alter or repeal any of the powers, preferences or rights of the Series Seed Preferred Stock; (ii) amend, alter or repeal any provision of the Company's certificate of incorporation or Bylaws of the Company; (iii) increase or decrease the authorized number of shares of Common Stock or Preferred Stock, or any series thereof; (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;

	(v) reclassify, alter or amend any existing security of the Company that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege;
	(vi) reclassify, alter or amend any existing security of the Company that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;
	(vii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;
	(viii) increase or decrease the authorized number of directors constituting the Board of Directors;
	(ix) enter into any transaction with any officer, director or other affiliate of the Company other than in connection with such officer's, director's or affiliate's employment by the Company or the provision of services by such officer, director or other affiliate of the Company to the Company, unless otherwise approved by a majority of the disinterested members of the Board of Directors; or
	(x) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, effect an initial public offering of the Company's securities, transfer a material asset of the Company to a third party, enter into an exclusive license of the Company's intellectual property outside of the ordinary course of business, or consent to any of the foregoing.
Other Rights	Optional Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):
	(a) Right to Convert. (i) Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the "Conversion Price" (as defined in the Series Seed Stock Purchase Agreement) in effect at the time of conversion. The "Conversion Price" for the Preferred Stock shall initially be equal to the Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 of the Right of First Refusal and Co-Sale Agreement, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under Section 2 of the Right of First Refusal and Co-Sale Agreement, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and Section 2.1(b) of the Right of First Refusal and Co-Sale Agreement.

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in Section 2.1(c) of the Right of First Refusal and Co-Sale Agreement. If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) of the Right of First Refusal and Co-Sale Agreement with respect to some but not all of the Transfer Stock by the end of the 10 day period specified in the last sentence of Section 2.1(c) of the Right of First Refusal and Co-Sale Agreement (the "Investor Notice Period"), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of Section 2.1(d) of the Right of First Refusal and Co-Sale

Agreement, have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within 10 days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

Drag-Along Right.

3.1 Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company, except for a sale of stock for bona fide capital raising purposes (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Company's certificate of incorporation.

3.2 Actions to be Taken. In the event that (i) the Requisite Holders; (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by the Key Holders; and (iii) the Board, approve a Sale of the Company in writing, specifying that Section 3 of the Voting Agreement shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 of the Voting Agreement, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Company's certificate of incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Requisite Holders to the Person to whom the Requisite Holders propose to sell their Shares, and, except as permitted in Section 3.3 of the Voting Agreement, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Holders in order to carry out the terms and provision of Section 3 of the Voting Agreement, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Requisite Holders or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to Section 2 of the Voting Agreement includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which

	would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and (g) in the event that the Requisite Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	32.19%

Type	Series A-1 Preferred Stock
Amount Outstanding	5,616,525
Par Value Per Share	$0.0001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's certificate of incorporation, the holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. Each holder of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) shall have seven calendar days after receipt of notice (the "*Notice Period*") of any action subject to a vote of the holder. If a holder of Series A Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board of Directors to vote such holder's shares in alignment with the majority of all voting Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged); provided, however, that is less than 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted within the Notice Period, the Notice Period will be extended by a minimum of seven calendar days up to a maximum of 14 calendar days until at least 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted on such action, and if, after the Notice Period has been extended up to the maximum 14 calendar days, less than 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted on such action, the Board of Directors shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board of Directors' discretion.
Election of Directors	The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company and, for so long as any shares of Series Seed Preferred Stock are then outstanding, the holders of record of the shares of Common Stock and Series Seed Preferred Stock, each voting as a separate class, shall be entitled to together elect one director of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock or Series Seed Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of Section 3(b) of the Company's certificate of incorporation, then any directorship not so filled shall remain vacant until such time as the holders of Common Stock or Series Seed Preferred Stock, as the case

	may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock and Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in Section 3(b) of the Company's certificate of incorporation, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to Section 3(b) of the Company's certificate of incorporation.
Anti-Dilution Rights	In the event the Company shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4(d)(iii) of its Certificate of Incorporation), without consideration or for a consideration per share less than the Conversion Price for any series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $CP2 = CP1 * (A + B) \div (A + C)$ For purposes of the foregoing formula, the following definitions shall apply: (1) "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; (2) "CP1 shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and (5) "C' shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Protective Provisions	At any time when at least 25% of the initially issued Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Company shall not, either directly or indirectly by amendment, merger,

consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class and on an as converted basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) amend, alter or repeal any of the powers, preferences or rights of the Series A-1 Preferred Stock or Series A-2 Preferred Stock;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate or Bylaws of the Company if such amendment, alteration or repeal would materially and adversely affect the rights, preferences or privileges of the Series A-1 Preferred Stock or Series A-2 Preferred Stock;

(iii) increase or decrease the authorized number of shares of Common Stock or Preferred Stock, or any series thereof;

(iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;

(v) reclassify, alter or amend any existing security of the Company that is pari passu with the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of any such right, preference, or privilege;

(vi) reclassify, alter or amend any existing security of the Company that is junior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of any such right, preference or privilege;

(vii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

	(viii) enter into any transaction with any officer, director or other affiliate of the Company other than in connection with such officer's, director's or affiliate's employment by the Company or the provision of services by such officer, director or other affiliate of the Company to the Company, unless otherwise approved by a majority of the disinterested members of the Board of Directors; or (ix) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, effect an initial public offering of the Company's securities, transfer a material asset of the Company to a third party, enter into an exclusive license of the Company's intellectual property outside of the ordinary course of business, or consent to any of the foregoing.
Other Rights	Optional Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"): Right to Convert. (i) Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the "Conversion Price" (as defined below) in effect at the time of conversion. The "Conversion Price" for the Preferred Stock shall initially be equal to the Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. Right of First Refusal. (a) Grant. Subject to the terms of Section 3 of the Right of First Refusal and Co-Sale Agreement, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. (b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under Section 2 of the Right of First Refusal and Co-Sale Agreement, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and Section 2.1(b) of the Right of First Refusal and Co-Sale Agreement.

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 of the Right of First Refusal and Co-Sale Agreement, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in Section 2.1(c) of the Right of First Refusal and Co-Sale Agreement. If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) of the Right of First Refusal and Co-Sale Agreement with respect to some but not all of the Transfer Stock by the end of the 10 day period specified in the last sentence of Section 2.1(c) (the "Investor Notice Period") of the Right of First Refusal and Co-Sale Agreement, then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement, have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within 10 days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of

Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

Drag-Along Right.

3.1 Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company, except for a sale of stock for bona fide capital raising purposes (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Company's certificate of incorporation.

3.2 Actions to be Taken. In the event that (i) the Requisite Holders; (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by the Key Holders; and (iii) the Board, approve a Sale of the Company in writing, specifying that Section 3 of the Voting Agreement shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 of the Voting Agreement, each Stockholder and the Company hereby agree:

(h) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Company's certificate of incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(i) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Requisite Holders to the Person to whom the Requisite Holders propose to sell their Shares, and, except as permitted in Section 3.3 of the Voting Agreement, on the same terms and conditions as the other stockholders of the Company;

(j) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Holders in order to carry out the terms and provision of Section 3 of the Voting Agreement, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or

	related documents;
	(k) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;
	(l) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Requisite Holders or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;
	(m) if the consideration to be paid in exchange for the Shares pursuant to Section 2 of the Voting Agreement includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and
	(n) in the event that the Requisite Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.
How this security may limit, dilute or	The Company may issue additional shares that may limit, dilute or

qualify the Security issued pursuant to Regulation CF	qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.79%

Type	Series A-2 Preferred Stock
Amount Outstanding	454,544
Par Value Per Share	$0.0001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's certificate of incorporation, the holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. Each holder of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) shall have seven calendar days after receipt of notice (the "*Notice Period*") of any action subject to a vote of the holder. If a holder of Series A Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board of Directors to vote such holder's shares in alignment with the majority of all voting Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged); provided, however, that is less than 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted within the Notice Period, the Notice Period will be extended by a minimum of seven calendar days up to a maximum of 14 calendar days until at least 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted on such action, and if, after the Notice Period has been extended up to the maximum 14 calendar days, less than 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted on such action, the Board of Directors shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board of Directors' discretion.
Protective Provisions	At any time when at least 25% of the initially issued Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock,

voting as a separate class and on an as converted basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) amend, alter or repeal any of the powers, preferences or rights of the Series A-1 Preferred Stock or Series A-2 Preferred Stock;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate or Bylaws of the Company if such amendment, alteration or repeal would materially and adversely affect the rights, preferences or privileges of the Series A-1 Preferred Stock or Series A-2 Preferred Stock;

(iii) increase or decrease the authorized number of shares of Common Stock or Preferred Stock, or any series thereof;

(iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;

(v) reclassify, alter or amend any existing security of the Company that is pari passu with the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of any such right, preference, or privilege;

(vi) reclassify, alter or amend any existing security of the Company that is junior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of any such right, preference or privilege;

(vii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (a) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

(viii) enter into any transaction with any officer, director or other affiliate of the Company other than in connection with such officer's, director's or affiliate's employment by the Company or the provision of services by such officer, director or other affiliate of the Company

	to the Company, unless otherwise approved by a majority of the disinterested members of the Board of Directors; or (ix) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, effect an initial public offering of the Company's securities, transfer a material asset of the Company to a third party, enter into an exclusive license of the Company's intellectual property outside of the ordinary course of business, or consent to any of the foregoing.
Election of Directors	The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company and, for so long as any shares of Series Seed Preferred Stock are then outstanding, the holders of record of the shares of Common Stock and Series Seed Preferred Stock, each voting as a separate class, shall be entitled to together elect one director of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock or Series Seed Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of Section 3(b) of the Company's certificate of incorporation, then any directorship not so filled shall remain vacant until such time as the holders of Common Stock or Series Seed Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Company other than by the stockholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock and Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in Section 3(b) of the Company's certificate of incorporation, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to Section 3(b) of the Company's certificate of incorporation.
Anti-Dilution Rights	In the event the Company shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4(d)(iii) of its Certificate of Incorporation), without consideration or for a consideration per share less than the Conversion Price for any series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following

	formula:
	$$CP2 = CP1 * (A + B) \div (A + C)$$
	For purposes of the foregoing formula, the following definitions shall apply: (1) "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; (2) "CP1 shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (3) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (4) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and (5) "C' shall mean the number of such Additional Shares of Common Stock issued in such transaction.
Other Rights	Optional Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):
	Right to Convert. (i) Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the "Conversion Price" (as defined below) in effect at the time of conversion. The "Conversion Price" for the Preferred Stock shall initially be equal to the Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.
	Right of First Refusal.
	(a) Grant. Subject to the terms of Section 3 of the Right of First Refusal and Co-Sale Agreement, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.
	(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under Section 2

of the Right of First Refusal and Co-Sale Agreement, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and Section 2.1(b) of the Right of First Refusal and Co-Sale Agreement.

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 of the Right of First Refusal and Co-Sale Agreement, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in Section 2.1(c) of the Right of First Refusal and Co-Sale Agreement. If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) of the Right of First Refusal and Co-Sale Agreement with respect to some but not all of the Transfer Stock by the end of the 10 day period specified in the last sentence of Section 2.1(c) (the "Investor Notice Period") of the Right of First Refusal and Co-Sale Agreement, then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement, have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within 10 days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under Section 2.1(d) of the Right of First Refusal and Co-Sale Agreement shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the

Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

Drag-Along Right.

3.1 Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company, except for a sale of stock for bona fide capital raising purposes (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Company's certificate of incorporation.

3.2 Actions to be Taken. In the event that (i) the Requisite Holders; (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by the Key Holders; and (iii) the Board, approve a Sale of the Company in writing, specifying that Section 3 of the Voting Agreement shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 of the Voting Agreement, each Stockholder and the Company hereby agree:

(o) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Company's certificate of incorporation required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(p) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Requisite Holders to the Person to whom the Requisite Holders propose to sell their Shares, and, except as permitted in Section 3.3 of the Voting Agreement, on the same terms and conditions as the other stockholders of the Company;

(q) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Holders in order to carry out the terms and provision of Section 3 of the Voting Agreement, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(r) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(s) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Requisite Holders or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(t) if the consideration to be paid in exchange for the Shares pursuant to Section 2 of the Voting Agreement includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(u) in the event that the Requisite Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such

	Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.60%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	2017 Stock Option/Stock Issuance Plan
Amount Outstanding	1,983,293
Voting Rights	Options: None Common Stock: 1 vote per share
Anti-Dilution Rights	None.
Material Terms	**First Refusal Rights**. The Company shall have the right of first refusal with respect to any proposed disposition by the Optionee or Participant (or any successor in interest) of any shares of Common Stock issued under the Plan. Such right of first refusal shall be exercisable and lapse in accordance with the terms established by the Plan Administrator and set forth in the document evidencing such right. **Term of the Plan**. A. The Plan is effective as of the Plan Effective Date, but no option granted under the Plan may be exercised, and no shares shall be issued under the Plan, until the Company's stockholders approve the Plan. If such stockholder approval is not obtained within 12 months after the date of the Board's adoption of the Plan, then all options previously granted under the Plan shall terminate, and no further options shall be granted and no shares shall be issued under the Plan. Subject to such limitation, the Plan Administrator may grant options and issue shares under the Plan at any time after the effective date of the Plan and before the date fixed herein for termination of the Plan. B. The Plan shall serve as the successor to the Predecessor Plan, and no further option grants or direct stock issuances shall be made under the Predecessor Plan after the Plan Effective Date. All options outstanding under the Predecessor Plan on the Plan Effective Date shall be transferred to the Plan at that time and shall be treated as outstanding options under the Plan. However, each outstanding option so transferred shall continue to be governed solely by the terms of the documents evidencing such option, and no provision of the Plan shall be deemed to affect or otherwise modify the rights or obligations of

	the holders of such transferred options with respect to their acquisition of shares of Common Stock
	C. One or more provisions of the Plan may, in the Plan Administrator's discretion, be extended to one or more options transferred from the Predecessor Plan.
	D. The Plan shall terminate upon the earlier of (1) 10 years after the Plan Effective Date or (2) termination of the Plan by the Board. All options and unvested stock issuances outstanding at the time of the termination of the Plan shall continue in effect in accordance with the provisions of the documents evidencing those options or issuances.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.99%

Type	Preferred Stock Warrants
Amount Outstanding	446,341
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	Subject to the terms and conditions of the Warrant, the Holder is entitled, upon surrender of the Warrant to the Company, to purchase from the Company up to that number of fully paid and nonassessable Shares that equals two percent (2%) of the Company's Fully Diluted Capitalization, which shall be measured as of immediately following the last closing of the next Qualified Equity Financing occurring after the issuance date of the Warrant; provided, however, that if the Holder elects for the "Shares" to be shares of the Company's common stock ("Common Stock") in accordance with Section 2(e) of the Warrant, then, for the purposes of Section 1 of the Warrant, the Fully-Diluted Capitalization of the Company shall be measured as of immediately prior to the first exercise (whether partial or full) of the Warrant for shares of Common Stock.

The Warrant shall be exercisable, in whole or in part, during the term commencing on the earlier of (i) the final closing date of the next Qualified Equity Financing occurring after the issuance date of the Warrant and (ii) the date that the Holder elects for the "Shares" to be Common Stock in accordance with Section 2(e) of the Warrant and ending on the expiration of the Warrant pursuant to Section 16 of the Warrant.

The exercise price for the Shares (the "Exercise Price") shall be the price per share of the Shares sold to investors in the next Qualified Equity Financing occurring after the issuance date of the Warrant; provided, however, that if the Holder elects for the "Shares" to be Common Stock in accordance with Section 2(e) of the Warrant, then the exercise price for the Shares shall be the quotient obtained by dividing the Common Valuation by the Fully-Diluted Capitalization of the Company as of prior to the first exercise (whether partial or full) of the Warrant for shares of Common Stock.

The term "Common Valuation" shall mean an amount, determined as |

	of immediately prior to the first exercise (whether partial or full) of the Warrant for shares of Common Stock, equal to the lesser of (i) the lowest Valuation Cap with respect to any convertible indebtedness of the Company then outstanding, and (ii) the Company valuation applied for purposes of determining the price per share paid by investors for shares of the Company's capital stock in the most recent Qualified Equity Financing to hold its final closing prior to the issuance date of the Warrant. If only one of the two amounts described in the foregoing clauses (i) and (ii) does not then exist, then such amount shall be disregarded and the existing amount shall be the "Common Valuation". If both amounts set forth in the foregoing clauses (i) and (ii) do not exist, then the "Common Valuation" shall be $500,000. The term "Qualified Equity Financing" shall mean a transaction or series of related transactions pursuant to which the Company issues and sells shares of its capital stock, with the principal purpose of raising capital, for aggregate proceeds of at least $500,000 (excluding all amounts received upon conversion or cancellation of indebtedness incurred prior to the issuance of the Warrant). Within 30 days of any and all Qualified Equity Financings, Company shall provide an updated capitalization table accurately reflecting the Fully-Diluted Capitalization. The term "Fully-Diluted Capitalization" shall mean the number of aggregate issued and outstanding shares of the Company's Common Stock, including any shares reserved for grant under any option plans of the Company and assuming the conversion or exercise of all outstanding options, warrants (including the Warrant) and other convertible securities.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.57%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration
Amount Outstanding	$500,000
Interest Rate and Amortization Schedule	Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance
Description of Collateral	For loan amounts of greater than $25,000, Borrower hereby grants to SBA, the secured party hereunder, a continuing security interest in and to any and all "Collateral" as described herein to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called "Obligations"). The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the

	acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	Installment payments, including principal and interest, of $2,477.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note.
Maturity Date	June 24, 2050
Date Entered Into	June 24, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
John Wu	Common Stock; Series Seed Preferred Stock; Options	43.74% of Common Stock, 2.16% of Series Seed Preferred Stock
Arup Bhattacharya	Common Stock; Series Seed Preferred Stock; Options	40.94% of Common Stock, 1.08% of Series Seed Preferred Stock

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Gryphon Online Safety, Inc. (the "**Company**") was initially formed as a Delaware limited liability company on January 30, 2014, under the name "Griffin Innovations LLC" and which filed a certificate of conversion in Delaware on June 19, 2014, under which the Company was converted into Delaware corporation under the name "Gryphon Online Safety, Inc." on June 19, 2014. We are headquartered in San Diego, CA.

Cash and Cash Equivalents

As of March 31, 2022 the Company had an aggregate of $1,316,371 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Incentive Stock Options	n/a	250,000 options	n/a	Oct. 28, 2019 to Nov. 23, 2020	Rule 701
Nonqualified Stock Options	n/a	1,055,500 options	n/a	Dec. 3, 2018 to Apr. 1, 2020	Rule 701
Common Stock	$2,000	25,000 shares of Common Stock	General Corporate	18-Feb-19	Rule 701
Series Seed Preferred Stock	$5,459,693	9,136,468 shares of Series Seed Preferred Stock	R&D, Marketing, Business Expansion	May 31 2019 to Sep. 30, 2019	Rule 506(b)
Common Stock	$5,875	40,187 shares of Common Stock	Marketing	29-May-20	Rule 701
Common Stock	n/a	136,000 shares of Common Stock	General Corporate	19-Aug-20	Rule 701
Common Stock	$19,454	341,600 shares of Common Stock	R&D, Marketing, Business Operations	Apr. 27, 2021 to Oct 28, 2021	Rule 701
Series A-1 Preferred Stock	$6,178,182	5,616,525 shares of Series A-1 Preferred Stock	R&D, Marketing, New Product Launch, International Sales Expansion, Inventory	May 7, 2021 to Oct. 20, 2021	Reg. A+
Series A-2 Preferred Stock	$400,000	454,544 shares of Series A-2 Preferred Stock	Business Operations	7-May-21	Rule 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- During the years ended December 31, 2021 and 2020, the Company issued options for the purchase of common stock of 0 and 200,000 , respectively to members of the Company's Board of Directors. The 200,000 options to purchase common stock were issued to the following individuals: 50,000 options to John Wu, 50,000 options to Arup Bhattacharya, and 100,000 options to Sanjeev Kumar.
- In addition, for the years ended December 31, 2021 and 2020, the Company paid $113,510 and $47,095, respectively for legal counsel to Hunt Pennington Kumar PLLC in which Sanjeev Kumar is a partner.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $3,500,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 and the maximum amount that an Investor may invest in the Offering is $350,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $5,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into Series A-1 Preferred Stock, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of Series A-1 Preferred Stock equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by $1.2331 per share (the "**Conversion Price**").

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of shares of Series A-1 Preferred Stock equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Series A-1 Preferred Stock of the Company equal to the Purchase Amount divided by the Conversion Price.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Series A-1 Preferred Stock upon a Dissolution Event and (iii) all holders of Series A-1 Preferred Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the Series A-1 Preferred Stock to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting, shareholder or equity agreements in place, except as set forth in the Amended and Restated Investors' Rights Agreement, the Amended and restated Right of First Refusal and Co-Sale Agreement and the Amended and Restated Voting Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES.

EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Wu
(Signature)

John Wu
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Wu
(Signature)

John Wu
(Name)

Director
(Title)

May 16, 2022
(Date)

/s/ Arup Bhattacharya
(Signature)

Arup Bhattacharya
(Name)

Director
(Title)

May 16, 2022
(Date)

/s/ Sanjeev Kumar

_____
(Signature)

Sanjeev Kumar
_____
(Name)

Director
_____
(Title)

May 16, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Management of
Gryphon Online Safety, Inc.

Opinion

We have audited the financial statements of Gryphon Online Safety, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gryphon Online Safety, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryphon Online Safety, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has yet to achieve positive cash flows from operations and has incurred losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gryphon Online Safety, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 29, 2022

Gryphon Online Safety, Inc.
Balance Sheets

| | December 31, | |
	2021	2020
Assets		
Current assets		
Cash and cash equivalents	$ 1,376,665	$ 865,829
Accounts receivable, net	-	14,131
Inventory, net	1,680,237	379,851
Prepaid expenses	75,744	89,694
Deposits	177,315	85,275
Other receivables	105,943	156,492
Total current assets	3,415,904	1,591,272
Intangible assets, net	1,645,580	1,490,726
Total assets	$ 5,061,484	$ 3,081,998
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 628,774	$ 524,032
Accrued interest	-	6,652
Deferred revenue and customer deposits	422,737	488,084
Short term notes payable	-	460,285
Convertible equity instruments	-	400,000
Total current liabilities	1,051,511	1,879,053
Long Term notes payable	150,000	150,000
Accrued interest - long term notes	8,152	2,527
Total liabilities	1,209,663	2,031,580
Commitments and contingencies		
Stockholders' equity		
Series Seed Preferred stock, 9,142,411 and 9,142,411 shares issued and outstanding at December 31, 2021 and 2020, respectively	914	914
Series A-1 Preferred stock, 5,616,525 and 0 shares issued and outstanding at December 31, 2021 and 2020, respectively	562	-
Series A-2 Preferred stock, 454,544 and 0 shares issued and outstanding at December 31, 2021 and 2020, respectively	45	-
Common stock, 10,746,391 and 10,404,791 shares issued and outstanding at December 31, 2021 and 2020, respectively	1,075	1,041
Additional paid-in capital	10,634,186	5,565,965
Accumulated deficit	(6,784,961)	(4,517,502)
Total stockholders' equity	3,851,821	1,050,418
Total liabilities and stockholders' equity	$ 5,061,484	$ 3,081,998

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Operations

	For the years ended December 31,	
	2021	2020
Net revenue		
Product	$ 2,079,425	$ 2,747,947
Service and other	691,313	537,991
Total net revenue	2,770,738	3,285,938
Cost of goods sold	(1,630,509)	(1,886,714)
Gross profit	1,140,229	1,399,224
Operating expenses		
Operations	452,507	203,666
Sales and marketing	1,442,200	1,484,328
General and administrative	423,865	338,885
Research and development	607,002	583,195
Total operating expenses	2,925,574	2,610,074
Loss from operations	(1,785,345)	(1,210,850)
Other income (expense)		
Interest expense	(48,636)	(26,667)
Interest income	228	2,448
Loan forgiveness	-	41,666
Amortization	(433,706)	(352,098)
Total other income (expense)	(482,114)	(334,651)
Net loss before income tax	(2,267,459)	(1,545,501)
Provision for income tax	-	-
Net loss	$ (2,267,459)	$ (1,545,501)

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Cash Flows

	Year ended December 31,	
	2021	**2020**
Cash flows from operating activities		
Net loss	$ (2,267,459)	$ (1,545,501)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Amortization	433,706	352,098
Stock based compensation	30,784	61,256
Forgiveness of PPP loan	-	(41,666)
Allowance for bad debts	-	7,509
Allowance for inventory loss	30,000	(58,000)
Changes in operating assets and liabilities:		
Accounts receivable	14,131	6,136
Inventory	(1,330,386)	(56,484)
Prepaid expenses	13,950	(42,164)
Deposits	(92,040)	(85,275)
Other receivables	50,549	18,626
Accounts payable and accrued expenses	104,742	341,485
Accrued interest	(1,027)	9,179
Deferred revenue and customer deposits	(65,347)	230,164
Net cash used by operating activities	(3,078,397)	(802,637)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(588,560)	(547,303)
Net cash used by investing activities	(588,560)	(547,303)
Cash flows from financing activities		
Proceeds from issuance of short term notes payable	85,000	500,000
Repayment of short term notes payable	(545,285)	(39,715)
Proceeds from issuance of long term notes payable	-	150,000
Proceeds from issuance of preferred shares for cash	6,178,182	-
Payment of issuance costs for preferred shares	(1,559,558)	-
Proceeds from PPP loan	-	41,666
Proceeds from exercise of stock options	19,454	5,875
Proceeds from issuance of convertible equity instruments	-	400,000
Net cash provided by financing activities	4,177,793	1,057,826
Net increase (decrease) in cash and cash equivalents	510,836	(292,114)
Cash and cash equivalents, beginning of year	865,829	1,157,943
Cash and cash equivalents, end of year	$ 1,376,665	$ 865,829
Supplemental Cash Flow Information:		
Cash paid for interest	$ 49,663	$ 24,319
Cash paid for taxes	$ -	$ -
Non-Cash Investing and Financing Activities:		
Conversion of debt into preferred shares	$ 400,000	$ -

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Changes in Stockholders' Equity

| | Series Seed Preferred Stock | | Series A-1 Preferred Stock | | Series A-2 Preferred Stock | | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2019	9,142,411	$ 914	-	$ -	-	$ -	10,228,604	$ 1,023	$ 5,498,852	$ (2,972,001)	$ 2,528,788
Issuance of stock under employee stock plans	-	-	-	-	-	-	40,187	4	5,871	-	5,875
Common stock issued for services	-	-	-	-	-	-	136,000	14	48,946	-	48,960
Stock based compensation	-	-	-	-	-	-	-	-	12,296	-	12,296
Net Loss	-	-	-	-	-	-	-	-	-	(1,545,501)	(1,545,501)
Balance on December 31, 2020	9,142,411	914	-	-	-	-	10,404,791	1,041	5,565,965	(4,517,502)	1,050,418
Issuance of stock under employee stock plans	-	-	-	-	-	-	341,600	34	19,420	-	19,454
Preferred shares issued for conversion of debt	-	-	-	-	454,544	45	-	-	399,955	-	400,000
Preferred shares issued for cash	-	-	5,616,525	562	-	-	-	-	6,177,620	-	6,178,182
Issuance costs of preferred shares issued for cash	-	-	-	-	-	-	-	-	(1,559,558)	-	(1,559,558)
Stock based compensation	-	-	-	-	-	-	-	-	30,784	-	30,784
Net Loss	-	-	-	-	-	-	-	-	-	(2,267,459)	(2,267,459)
Balance on December 31, 2021	9,142,411	$ 914	5,616,525	$ 562	454,544	$ 45	10,746,391	$ 1,075	$ 10,634,186	$ (6,784,961)	$ 3,851,821

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company's intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

During the year ended December 31, 2020, the Company adopted Accounting Standards Update (ASU) 2014-09, "*Revenue from Contracts with Customers*" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification (ASC) Topic 606) and supersedes the most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2021 and 2020, the Company determined that allowances of $60,000 and $30,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2021 and 2020, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021 or 2020.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021 or 2020.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2021 and 2020, the Company recognized $607,002 and $583,195 in research and development costs, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2021 and 2020, the Company recognized $1,442,200 and $1,484,328 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2021 and 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2021 and 2020, the Company determined that allowances of $0 and $7,509, respectively were necessary.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 83% of revenue is generated through one online seller. The loss of the ability to sell the Company's products via this online seller would cause significant negative impact on the Company's operations.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 29, 2022, the date these financial statements were available to be issued. Subsequent to December 31, 2021:

The Company plans to continue to sell the remaining approved Series A-1 Preferred Stock under the Reg CF offering or to accredited investors or institutions.   There are 3,483,475 shares remaining, potentially generating approximately $3,800,000 in new proceeds. In March 2022, 243,289 shares were issued, generating $270,719 in net proceeds.

The Company issued 320,000 stock options which vest over a four-year period, beginning in January 2022.

In February 2022, the Company received an additional $350,000 from the SBA, bringing the loan total to $500,000. Repayment has been extended and will begin in February 2023.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2021 and 2020 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	December 31, 2021	December 31, 2020
Software	$ 2,796,570	$ 2,208,010
Other Intangible Assets	447	447
	2,797,017	2,208,457
Accumulated Amortization	(1,151,437)	(717,731)
	$ 1,645,580	$ 1,490,726

Amortization expense for the years ended December 31, 2021 and 2020, was $433,706 and $352,098, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	December 31, 2021	December 31, 2020
Sales channel partner holdbacks	$ 87,206	$ 151,838
Other	18,737	4,654
	$ 105,943	$ 156,492

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company's bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In March 2021, the Company borrowed $85,000 from a payment processing vendor to provide working capital. The fixed fee for the loan was $11,135. The loan and fee were repaid in full in July 2021.

In September 2020, the Company received $250,000 of proceeds from a loan from an individual. The loan accrued interest at a rate of 8% per annum and matured in September 2020. This note and the accrued interest were paid in full in November, 2021.

In August 2020, the Company received $250,000 of proceeds from a commercial loan. The loan accrued interest at a rate of 16.5% per annum and matured in August 2021. This note and the accrued interest were paid in full in July, 2021.

LONG TERM DEBT

In 2020, the Company received proceeds from an SBA loan of $150,000 and a PPP loan of $41,666. The SBA loan is secured by substantially all of the Company's assets and accrues interest at 3.75% per annum. Repayment has been extended until June 2022 and the loan matures in June 2050. The PPP loan was forgiven in November 2020.

Following is a summary of long-term minimum debt payments required over the next 5 years, including the subsequent $350,000 borrowing discussed in Note 1:

2022	$0
2023	0
2024	6,409
2025	11,415
2026	11,851
Thereafter	470,325

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2020, the Company received $400,000 of proceeds from the issuance of convertible equity instruments that matured in June 2021 and were converted into Series A-2 Preferred Stock.

NOTE 7 - PREFERRED STOCK

The Company has 19,137,353 and 9,600,345 $0.0001 par value, shares of Preferred Stock authorized at December 31, 2021 and 2020, respectively. At December 31, 2021 and 2020, there were issued and outstanding preferred shares of 15,213,480 and 9,142,411, respectively.

At December 31, 2021, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed,

9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2. At December 31, 2020, all 9,600,345 authorized Preferred Stock was designated Series Seed.

The Company conducted an offering of its Series A-1 Preferred Stock during the year ended December 31, 2021, issuing 5,616,525 shares at $1.10 per share, providing gross proceeds of $6,178,182. Direct costs associated with the offering, including brokerage and legal fees, totaled $1,559,558, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

During the year ended December 31, 2021, the Company converted $400,000 of convertible equity instruments into 454,544 shares of Series A-2 Preferred Stock.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 8 – COMMON STOCK

The Company has 40,000,000 and 23,500,000, $0.0001 par value shares of common stock authorized at December 31, 2021 and 2020, respectively.

During the year ended December 31, 2021, the Company issued 55,000 stock options to employees for services. In addition, stock options issued in prior years continued to vest during the current year. The Company recognized $30,784 of stock compensation expense related to stock options during the year ended December 31, 2021. During the year ended December 31, 2020, the Company issued 363,000 stock options for services and recognized $61,256 of stock compensation expense.

During the year ended December 31, 2021, the Company issued 341,600 shares of common stock at an average of $0.06 per share, for cash proceeds of $19,454 from exercised stock options. During the year ended December 31, 2020 the Company issued 40,187 shares of common stock, for cash proceeds of $5,875 from exercised stock options.

A summary of option activity for the periods is as follows:

	Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding December 31, 2019	1,338,125	$ 0.12	8.6
Granted	363,000	0.33	10.0
Exercised	(40,187)	0.14	-
Expired/Forfeited	(50,438)	0.08	-

Outstanding December 31, 2020	1,610,500		0.16	7.9
Granted	55,000		0.36	10.0
Exercised	(341,600)		0.06	-
Expired/Forfeited	(268,400)		0.07	-
Outstanding December 31, 2021	1,055,500	$	0.22	7.7

Options exercisable at December 31, 2021 and 2020 are 636,177 and 863,500, respectively.

The options issued during 2021 and 2020 vest ratably over periods of one to four years. At December 31, 2021, there are 419,323 unvested stock options outstanding and approximately $24,593 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	December 31,	
	2021	2020
Expected life (years)	5	5
Risk-free interest rate	1.46-2.24%	1.5%
Expected volatility	35%	35%
Annual dividend yield	0%	0%

NOTE 9 - WARRANTS

A summary of warrant activity for the years ended December 31, 2021 and 2020 is as follows:

	Warrants - Common Share Equivalents	Weighted Average Exercise Price		Weighted Average Remaining Life
Outstanding December 31, 2019	446,341	$	0.71	7.6
Granted	-		-	-
Exercised	-		-	-
Expired/Forfeited	-		-	-
Outstanding December 31, 2020	446,341		0.71	6.6
Granted	-		-	-
Exercised	-		-	-
Expired/Forfeited	-		-	-
Outstanding December 31, 2021	446,341		0.71	5.6

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 10 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $1,952,392 and $1,393,941, respectively. As of December 31, 2021, and 2020, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2021	**2020**
Deferred tax assets:		
Net operating loss carryforwards	$ 1,957,488	$ 1,310,076
Deferred revenue timing difference	(18,951)	60,557
Stock-based compensation	8,310	17,764
Research and development tax credit carryforwards	5,544	5,544
Total deferred tax assets	1,952,392	1,393,941
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Valuation allowance	(1,952,392)	(1,393,941)
Net deferred tax assets	$ -	$ -

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2021 and 2020 and no history of generating taxable income. Therefore, valuation allowances of $1,952,392 and $1,393,941 were recorded as of December 31, 2021 and 2020, respectively. Deferred tax assets and liabilities were calculated using the Company's combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2020, the Company was sued for patent infringement. The Company filed a motion to dismiss, as it believes the suit is baseless. As of December 31, 2021, the lawsuit is still in the discovery phase and the plaintiff is not providing requested information. The results of such proceedings cannot be predicted with certainty, but the Company anticipates that the final financial impact, if any, arising out of this matter would range between $100,000 and $250,000.

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $6,784,961 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – RELATED PARTIES

During the years ended December 31, 2021 and 2020, the Company issued options for the purchase of common stock of 0 and 200,000, respectively to members of the Company's Board of Directors. In addition, for the years ended December 31, 2021 and 2020, the Company paid $113,510 and $47,095, respectively for legal counsel to a firm in which one of the directors is a partner.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Company Name	Gryphon Online Safety
Logo	GRYPHON
Headline	Invest in the future of intelligent home network protection
Slides	



Gryphon AX



Gryphon Tower





Tags	B2C, Consumer Goods & Retail, Companies, Coming Soon, AAPI Founders, Equity, Stock Purchase Agreement (SPA)

Pitch text

Summary

- Over $7.8M in total sales and over 50,000 Gryphons shipped
- 5 patents issued and other patents pending for home network protection
- Raised over $11M from noted angel groups, including ATI & Frontier Angels
- Founders behind disruptive tech such as MiFi mobile hotspot & Apple iPod
- Industry accolades from Tom's Guide, PC Mag, TechAeris, and Fatherly

- Recognized as one of the fastest-growing startups in Southern California

Problem

Networks are getting more complicated, leading to security and privacy concerns



- Average of 25 connected devices per US household
- 74 billion connected devices projected by 2025
- Most people don't know what devices are actually connected on their networks

Digital parenting is more challenging than ever



- Kids spend more than 7 hours per day in front of screens
- 90% of kids age 8–16 have seen inappropriate content online
- Screentime management is one of the toughest challenges faced by parents

More vulnerable devices lead to increased hacking



- 70% of connected devices in the home are vulnerable to hacking
- 330% increase in hacking during COVID19
- Default network security in devices is inadequate

A solution is urgently needed



- Fragmented market makes finding solutions difficult
- Existing solutions are ineffective and difficult to use
- COVID-19 driving surge in-home Internet usage and online threats

Solution

Intelligent firewall made simple

Gryphon makes it easy to help protect you, your family, and every device in your home from digital threats online. **No more worries about hackers, malware, or intrusions into your privacy. No more worries about your kids being exposed to inappropriate content or screen addiction.**



GRYPHON

GRYPHON
Gryphon AX
Gryphon Premium
Security Center
Malware Blocked
213
Total Data Used
602.46 GB
Internet Speed Test
Suspend the Internet

AI

Gryphon is a cloud-managed network protection service platform that's powerful yet simple. The platform combines an elegant **high-performance mesh WiFi system, a simple to use App, and cloud-based machine learning** that will continuously improve the protection over time and usage.

With the patent-pending Homebound™ app, Gryphon also provides on-the-go smartphone protection when your family is away from your home network.

Product

Gryphon combines ultra-fast WiFi with a complete digital protection platform


GRYPHON
GRYPHON
GRYPHON
GRYPHON®
Swipe Down to Refresh
Gryphon AX
Repeater Connected: 1
WiFi Network
30
Devices on Network
Advanced Internet Protection
Subscription Status: Active
Expires on: Dec 10, 2021
Security Center
Malware Blocked
169
Total Data Used
40.82 GB
This month
Internet Speed Test
Last Tested Jun 21, 2021
Suspend the Internet
User Dashboard



Ultra-Fast Mesh Wifi



Remotely Manage From Anywhere



User Level Controls



Manage User Screen Times



Content Filtering



Control App Access



AI Intrusion Detection



Malware Filtering



Machine Learning Adaptive Security

WiFi options



Gryphon AX

- Powered by the latest mesh WiFi 6 technology
- 40% boost in speed
- 40% increase in total WiFi capacity

Gryphon Tower

- Up to 3,000 sqft of high-speed WiFi coverage





Gryphon Guardian

- Up to 1,800 sqft of WiFi coverage
- Can be used to expand the coverage of the Gryphon Tower

Enterprise-grade home network security



- Every connected device in your network is automatically protected —no additional software installations are needed
- Gryphon scans for vulnerabilities and infected devices that can be compromised by intruders to hack your network
- 24/7 filtering protects every device from being infected by dangerous malware and ransomware
- VPN support and end-to-end data encryption provides personal data protection for every user in your home

Your browser does not support HTML5 video.

Powerful parental controls

- Set daily screen time limits to promote healthy screen time
- Create daily internet schedules for homework and bedtime
- Limit access to websites and distracting apps
- Monitor website browsing history
- View usage insights based on web categories

Your browser does not support HTML5 video.

Protection everywhere with HomeBound™

Extend Gryphon's security and control to any network

- HomeBound™ is a patent-pending extension app of the Gryphon home WiFi system to route all mobile traffic back to Gryphon before going out
- Provides data encryption, privacy, and malware filtering for your family's smartphones when away from your network
- Parental controls work for your child's smartphone as if they never left the home

Your browser does not support HTML5 video.

Traction

Company traction and growth

Over 45k Gryphons sold


50k
37.5k
25k
12.5k
0
TOTAL GRYPHONS SHIPPED
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
YEAR (Quartely)

$7.8M+ total revenue
with $1.36M+ from software services


SUBSCRIPTION SERVICES REVENUE
$1.4M
$7.8M
TOTAL REVENUE
HARDWARE REVENUE
$6.4M

- $3.46 Million 12-month trailing revenue (June 2021)
- Expansion to Canada with BestBuy Canada and Amazon Canada in Oct 2021
- Gryphon AX with WiFi 6 technology launched in Aug 2021
- Recognized by Connect w/ San Diego Venture Group as one of Southern California's fastest-growing start-ups three consecutive years









Awards and industry recognition



Best Security-Focussed
Mesh Router



2019 Best WiFi Mesh Network
Systems · Top 10 List



**"The Best Parental Control
Hardware Around"**



**Best of CES 2019 · Best Router
for Family Safety and Privacy**

What press is saying

 If you're looking for (almost) absolute control over your internet at home, then the Gryphon AX will be happy to help you out. With detailed device information, parental controls even when away from home, and other advanced security features, there's plenty here for parents to play around with.

– TechRadar.com

 Overall, the Gryphon Router hits all the right notes when it comes to assessing Wi-Fi routers. It can help you take advantage of your internet speeds, can simultaneously handle several devices with high-bandwidth demands, and it will keep large homes dead zone-free.

– BusinessInsider.com

 ...Gryphon has unleashed a set of parental controls on this router that is unheard of in the market. Seriously, if you have a child and you want to cater a better internet experience for them, the Gryphon is the only router for you.

– TweakTown.com

 Gryphon's parental controls are more extensive and straightforward to use than those we've seen in most rival routers, and might well clinch the deal for parents who want to take more control over their children's Internet use.

– TechAdvisor.com

 One of the more innovative aspects of this feature is that the router can scan Internet of Things devices, like smart home appliances. There are often vulnerabilities people don't even think about, so the router taking care of this for you and alerting you if there's a problem is an excellent bonus.

– NerdTechy.com

Customers

What customers are saying

 3,400+

POSITIVE CUSTOMER REVIEWS

 "Bottom line, out of the box this is one of the most secure routers in the world. With minor tweaks, it IS the most secure one in the world, probably even above many SMB/Corporate offerings. Wireless... how good is it? REALLY GOOD. My home is quite large, and this device covers all three floors and the entire floor plan with full bars in almost every area..."

RUSSELL MCHARG
Hall of Fame Amazon Reviewer



"Best mesh router and repeater system... I can even view each device individually and see which devices on my network are connected to which! It's great for security and safety. Once my kids get a little older and start to adopt the capabilities of the www, I'm sure I'll be using the safety controls a lot more."

GRAEME



"My husband and I have 5 children. We tried all kinds software in the past to control their access to things online. The oldest always figured out how to bypass or disable the software. Not with Gryphon. I can see every site they access or try and access. Can instantly block any site. I can set time limits, which is great especially since we are doing distance learning due to COVID..."

CARLSON-OKNICH FAMILY



"This product has been a life saver for our family in regards to distance learning. Our kids can no longer go to websites during class that I don't approve. Best product ever made!"

STEVE

Business Model

Multiple revenue channels

Direct to consumer sales channels

- Gryphon website
- Recurring software service revenue
- Online marketplaces



Amazon (US, Canada, and United Kingdom)



BestBuy.ca



Walmart.com



NewEgg.com

wellbots
#1 on smart products

Wellbots.com



StackCommerce.com

Growing service revenue



RECURRING SOFTWARE
SERVICE REVENUE
24%

FIRST HALF OF
2021

HARDWARE REVENUE
76%

License and service

- Software license and term sheets
- **87%** gross margin on service

Data intelligence

- **12+** managed devices per home (average)
- **330k+** internet-connected devices being protected
- **11M+** malware and intrusions blocked

Market

Key trends driving growth

Complex home networks + WFH + distance learning = robust market opportunity

- Growing number of connected "smart" devices in the home
- Increasing awareness of privacy issues and screentime addiction
- Work from home and remote learning

Smart Home Market growing at 23.6% CAGR



CYBERSECURITY MARKET

$540B

By 2030

From survey by:
ResearchAndMarkets.com

SMART HOME MARKET

$495B

By 2028

From market report by:
VerifiedMarketResearch.com

"Increasing trend of remote working practices to boost demand for solutions."
-Fortune Business Insights

"70% of US employers plan to adopt a hybrid remote work model."

From HRDrive.com

"36.2 Million Workers (22% of Americans) Will Be Working Remotely By the Year 2025."

From UpWork.com

Competition

A leader in total
home network protection

- End-to-end solution built from the ground up to help protect your home network and your privacy
- 5 patents issued
- 3 trademarks issued
- Industry veterans with over 100 years of combined experience in wireless technology and product design

Vision And Strategy

Your browser does not support HTML5 video.

Gryphon was started due to an incident with John's daughter where she accidentally stumbled on some nasty content while searching for princesses on her iPad. This is a worry that all parents are facing today.

We founded Gryphon with the vision to make the internet a safer place for families and small businesses—by creating an affordable and easy-to-use platform that combines the latest in network protection, machine learning, and wireless connectivity.

Just like the personal computer revolution, we believe this is the beginning of a revolution in personal home network protection.

With the increase in home internet usage driven by the pandemic, our mission to protect our online activities is more important than ever!

Web without worry—that's our promise and our mission.

Funding



Hyberabad Angels



Frontier Angels



ATI Investments



MayOne Ventures LLC



The Batchery



Mark Bowles

Founders



John Wu

Co-Founder and CEO

MiFi Inventor, ex-Motorola

Executive with over 23 years of experience in wireless and IoT at global companies like Novatel Wireless and Motorola. Led high impact teams with over 120 professionals and successfully shipped multiple products with over 4 million units annually. One of the key inventors of MiFi mobile hotspot - selected by Time Magazine as one of the top gadgets of the century. John holds 25 patents with others pending.



Arup Bhattacharya

Co-Founder and CTO

Built the chip and SW that powered the Apple iPods

Seasoned software and multimedia executive with over 30 years of experience in technology innovation. Led MiFi software development at Novatel Wireless. An executive at PortalPlayer where he developed multiple generations of the media chip that powered the Apple iPods and helped lead the company to IPO and eventual acquisition by NVDIA.

Team

	John Wu	CEO and Co-Founder
	Arup Bhattacharya	CTO and Co-Founder
	Cathy Hoving	Senior Finance Manager
	Peter Townshend	Legal Counsel
	Rob Randolph	Digital Marketing

	Sanjeev Kumar	Outside Board Member, Former COO of PortalPlayer
	Jeff Wallace	Investor, Startup Advisor and Speaker
	Dennis Devlin	Consumer Security Advocate, Former CISO
	Sarah Kimmel	Tech Support Manager, Family Tech Vlogger
	Santosh Mokashi	Investor and Advisor, SVP HCL Technologies
	Angel Saad Gómez	Investor and Advisor, Venture Partner at Oak Investments
	Allan Chua	VP of Marketing and Business Development
	Abe Chomali	Amazon Marketing

Perks

$500	Free Gryphon Guardian
$2,500	Free Gryphon Tower
$5,000	Free Gryphon AX
$10,000	Free Gryphon AX 2 Pack

FAQ

How do I earn a return?

Gryphon is offering Custodial equity. Investors receive beneficial interests rather than direct legal record ownership of the security instrument. The custodian is the legal record holder of the security instrument for the benefit of the investors in the offering. Issuers tend to choose this arrangement for administration purposes and cap table organization. Please review the Form C and security instrument of this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

GRYPHON ONLINE SAFETY, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Gryphon Online Safety, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Series A-1 Preferred Stock, par value $0.0001 per share, (the "**Series A-1 Preferred Stock**"), subject to the terms set forth below.

"**Conversion Price**" is $1.2331 per share.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Series A-1 Preferred Stock; or (2) issue to the Investor a number of shares of Series A-1 Preferred Stock. The number of shares of Series A-1 Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Conversion Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Series A-1 Preferred Stock; or (2) issue to the Investor a number of shares of Series A-1 Preferred Stock. The number of shares of Series A-1 Preferred Stock shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the Conversion Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Series A-1 Preferred Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Conversion Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the Conversion Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Series A-1 Preferred Stock upon a Dissolution Event and (iii) and all holders of Series A-1 Preferred Stock.

(d) **Maturity Event**. If this instrument remains outstanding on the Maturity Date, the Investor shall receive from the Company a number of shares of Series A-1 Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

(e) **Termination**.   This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares to the Investor pursuant to Section 1(a), Section 1(b) or Section 1(d); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means (i) a Change of Control, (ii) an IPO or (iii) a Maturity Event.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Maturity Event**" shall mean the earlier of (i) eighteen (18) months anniversary of the final close of the offer and sale of this and all of Series 2022 Crowd SAFEs by the Company through the Intermediary's platform pursuant to a Form C, as amended, filed with the Securities and Exchange Commission or (ii) the Company's election to accelerate and declare a Maturity Date before such time as clause (i) of this definition occurs.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Series A-1 Preferred Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

1.   (d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

1.   (i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

2.   (ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the

Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

GRYPHON ONLINE SAFETY, INC.

By:
Name: John Wu
Title: Chief Executive Officer
Address: 10265 Prairie Springs Road, San Diego, CA 92127
Email: john@gryphonconnect.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Gryphon Online Safety, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Gryphon Online Safety, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                 Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee , CEO

Date: Date:

COMPANY:

Gryphon Online Safety, Inc.

By:

Name: John Wu

Date:

EXHIBIT D

Video Transcript

VO

INTRO / OPENING

Hi my name is John and I am the CEO and co-founder of Gryphon.

Over the past few years, we have seen an explosion of connected devices in our lives.

Internet addiction is a growing epidemic and managing our kids screen time is one of the biggest headaches for parents today.

With all the connected "smart" devices in our homes, we are more vulnerable than ever to being a victim of hacking and intrusions into our privacy.

We founded Gryphon with the vision to make the internet a safer place for families and small businesses by creating an affordable and easy to use platform that combines the latest in network protection, machine learning, and wireless connectivity.

The platform is built from the ground up to help protect our families and our privacy. The award winning solution already has 5 issued patents with many others pending.

OUR STATUS (WINNING)

Since launching our first Gryphon in 2018, we have seen tremendous traction in the market.

Our business has been growing year over year.

We now have shipped over 50,000 Gryphons that are protecting hundreds of thousands of connected devices

and have blocked more than 11 million online threats.

We have been recognized by many reputable industry publications such as PC Magazine and Tech Radar.Fatherly named us the best parental control solution 3 years in a row and *Tom's Guide said Gryphon is where performance meets protection.*

But most importantly our customers love our product and we've received thousands of positive reviews telling us how easy Gryphon has made it to keep their families safe.

THE OPPORTUNITY

This growth is exciting, ***but we're just getting started.***

Just like the personal computer revolution, we believe this is the beginning of a revolution in personal home network protection.

CTA
With this round of funding, we will be investing more into network protection research and development, expanding our international sales, and investing into the marketing of our next generation WiFi6 product line. With the increase in home internet usage driven by the pandemic, our mission to protect our online activities is more important than ever! I want to personally invite you to partner with us in our next phase of growth to bring simple and better network protection to every home. Thank you!

Fatherly



GEAR / HOME

The New Gryphon Smart Wifi Mesh System Is the Best Parental Control Hardware Around

It combines website screening, time-management, service pausing, malware protection, and more in one slim, easy-to-set-up package.

By Jon Gugala Aug 06 2018, 7:04 PM

f SHARE   ✉ EMAIL



P arental control hardware is, in this day and age, as essential in your home as a toaster. The reasoning is simple: as our kids become more dependent on our devices, it becomes more necessary to set limits on screen time and enact measures to keep them safe while browsing online. There are myriad offerings to help with just that, from apps to routers and more. And there are a number of excellent options (you know we love you, Circle By Disney). But we have a new favorite piece

https://www.fatherly.com/gear/best-parental-control-hardware-gryphon-smart-wifi-mesh-system/

Toms Guide

ROUTERS > REVIEW

Gryphon Secure Mesh Router Review: Performance Meets Protection

by BRIAN NADEL Dec 20, 2018, 8:58 AM

GRYPHON SECURE MESH ROUTER

THE GOOD

- Excellent performance
- Includes security software
- Triband design with dedicated backhaul channel

THE BAD

- Lacks USB port
- Large
- Expensive

VERDICT

Big and twisted, the Gryphon Secure Mesh System looks like no other router on the planet. It provides excellent throughput and a phalanx of security measures to protect a family's data and digital identity.

4/5 TOTALLY WORTH IT

$215 › Amazon

The Gryphon Secure Mesh System enviably combines outstanding speed, security and parental controls to protect a family's digital goods with a unique look that would be a shame to hide in the basement. Its triband design has a dedicated backhaul channel and the router automatically optimizes its data flow, but Gryphon is among the most expensive ways to fill a home with Wi-Fi and does it without the convenience of a USB port.

https://www.tomsguide.com/us/gryphon-secure-mesh-router,review-6042.html

EXHIBIT E

Testing the Waters

Company Name	Gryphon Online Safety

Logo	GRYPHON

Headline	Invest in the future of intelligent home network protection

Slides	



Gryphon AX



Gryphon Tower



Gryphon Guardian



| Tags | B2C, Security, Consumer Goods, Coming soon, Startups |

| Pitch text | **Summary**

- Over $7.8M in total sales and over 50,000 Gryphons shipped
- 5 patents issued and other patents pending for home network protection
- Raised over $11M from noted angel groups, including ATI & Frontier Angels
- Founders behind disruptive tech such as MiFi mobile hotspot & Apple iPod
- Industry accolades from Tom's Guide, PC Mag, TechAeris, and Fatherly
- Recognized as one of the fastest-growing startups in Southern California |

Problem

Networks are getting more complicated, leading to security and privacy concerns



- Average of 25 connected devices per US household
- 74 billion connected devices projected by 2025
- Most people don't know what devices are actually connected on their networks

Digital parenting is more challenging than ever



- Kids spend more than 7 hours per day in front of screens
- 90% of kids age 8–16 have seen inappropriate content online
- Screentime management is one of the toughest challenges faced by parents

More vulnerable devices lead to increased hacking



- 70% of connected devices in the home are vulnerable to hacking
- 330% increase in hacking during COVID19
- Default network security in devices is inadequate

A solution is urgently needed



- Fragmented market makes finding solutions difficult
- Existing solutions are ineffective and difficult to use
- COVID-19 driving surge in-home Internet usage and online threats

Solution

Intelligent firewall made simple

Gryphon makes it easy to help protect you, your family, and every device in your home from digital threats online. **No more worries about hackers, malware, or intrusions into your privacy. No more worries about your kids being exposed to inappropriate content or screen addiction.**


GRYPHON
GRYPHON
Gryphon AX
26
Gryphon Premium
Security Center
Malware Blocked
213
Total Data Used
602.46 GB
Internet Speed Test
Suspend the Internet
User Dashboard
AI

Gryphon is a cloud-managed network protection service platform that's powerful yet simple. The platform combines an elegant **high-performance mesh WiFi system, a simple to use App, and cloud-based machine learning** that will continuously improve the protection over time and usage.

With the patent-pending Homebound™ app, Gryphon also provides on-the-go smartphone protection when your family is away from your home network.

Product

Gryphon combines ultra-fast WiFi with a complete digital protection platform


GRYPHON
GRYPHON
GRYPHON
GRYPHON®
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Gryphon AX
Repeater Connected: 1
WiFi Network
30
Devices on Network
Advanced Internet Protection
Subscription Status: Active
Expires on: Dec 10, 2021
Security Center
Malware Blocked
169
Total Data Used
40.82 GB
This month
Internet Speed Test
Last Tested Jun 21, 2021
Suspend the Internet
User Dashboard



Ultra-Fast Mesh Wifi



Remotely Manage From Anywhere



User Level Controls



Manage User Screen Times



Content Filtering



Control App Access



AI Intrusion Detection



Malware Filtering



Machine Learning Adaptive Security

WiFi options



Gryphon AX

- Powered by the latest mesh WiFi 6 technology
- 40% boost in speed
- 40% increase in total WiFi capacity

Gryphon Tower

- Up to 3,000 sqft of high-speed WiFi coverage





Gryphon Guardian

- Up to 1,800 sqft of WiFi coverage
- Can be used to expand the coverage of the Gryphon Tower

Enterprise-grade home network security



- Every connected device in your network is automatically protected —no additional software installations are needed
- Gryphon scans for vulnerabilities and infected devices that can be compromised by intruders to hack your network
- 24/7 filtering protects every device from being infected by dangerous malware and ransomware
- VPN support and end-to-end data encryption provides personal data protection for every user in your home

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Powerful parental controls

- Set daily screen time limits to promote healthy screen time

- Create daily internet schedules for homework and bedtime

- Limit access to websites and distracting apps

- Monitor website browsing history

- View usage insights based on web categories

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Protection everywhere with HomeBound™

Extend Gryphon's security and control to any network

- HomeBound™ is a patent-pending extension app of the Gryphon home WiFi system to route all mobile traffic back to Gryphon before going out

- Provides data encryption, privacy, and malware filtering for your family's smartphones when away from your network

- Parental controls work for your child's smartphone as if they never left the home

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Traction

Company traction and growth

Over 45k Gryphons sold


50k
37.5k
25k
12.5k
0
TOTAL GRYPHONS SHIPPED
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
YEAR (Quartely)

$7.8M+ total revenue with $1.36M+ from software services


SUBSCRIPTION SERVICES REVENUE
$1.4M
$7.8M
TOTAL REVENUE
HARDWARE REVENUE
$6.4M

- $3.46 Million 12-month trailing revenue (June 2021)
- Expansion to Canada with BestBuy Canada and Amazon Canada in Oct 2021
- Gryphon AX with WiFi 6 technology launched in Aug 2021
- Recognized by Connect w/ San Diego Venture Group as one of Southern California's fastest-growing start-ups three consecutive years









Awards and industry recognition



Best Security-Focussed
Mesh Router



2019 Best WiFi Mesh Network
Systems · Top 10 List



**"The Best Parental Control
Hardware Around"**



**Best of CES 2019 · Best Router
for Family Safety and Privacy**

What press is saying

 If you're looking for (almost) absolute control over your internet at home, then the Gryphon AX will be happy to help you out. With detailed device information, parental controls even when away from home, and other advanced security features, there's plenty here for parents to play around with.

– TechRadar.com

 Overall, the Gryphon Router hits all the right notes when it comes to assessing Wi-Fi routers. It can help you take advantage of your internet speeds, can simultaneously handle several devices with high-bandwidth demands, and it will keep large homes dead zone-free.

– BusinessInsider.com

 ...Gryphon has unleashed a set of parental controls on this router that is unheard of in the market. Seriously, if you have a child and you want to cater a better internet experience for them, the Gryphon is the only router for you.

– TweakTown.com

 Gryphon's parental controls are more extensive and straightforward to use than those we've seen in most rival routers, and might well clinch the deal for parents who want to take more control over their children's Internet use.

– TechAdvisor.com

 One of the more innovative aspects of this feature is that the router can scan Internet of Things devices, like smart home appliances. There are often vulnerabilities people don't even think about, so the router taking care of this for you and alerting you if there's a problem is an excellent bonus.

– NerdTechy.com

Customers

What customers are saying



3,400+

POSITIVE CUSTOMER REVIEWS



"Bottom line, out of the box this is one of the most secure routers in the world. With minor tweaks, it IS the most secure one in the world, probably even above many SMB/Corporate offerings. Wireless... how good is it? REALLY GOOD. My home is quite large, and this device covers all three floors and the entire floor plan with full bars in almost every area..."

RUSSELL MCHARG
Hall of Fame Amazon Reviewer



"Best mesh router and repeater system... I can even view each device individually and see which devices on my network are connected to which! It's great for security and safety. Once my kids get a little older and start to adopt the capabilities of the www, I'm sure I'll be using the safety controls a lot more."

GRAEME



"My husband and I have 5 children. We tried all kinds software in the past to control their access to things online. The oldest always figured out how to bypass or disable the software. Not with Gryphon. I can see every site they access or try and access. Can instantly block any site. I can set time limits, which is great especially since we are doing distance learning due to COVID..."

CARLSON–OKNICH FAMILY



"This product has been a life saver for our family in regards to distance learning. Our kids can no longer go to websites during class that I don't approve. Best product ever made!"

STEVE

Business Model

Multiple revenue channels

Direct to consumer sales channels

- Gryphon website
- Recurring software service revenue
- Online marketplaces



Amazon (US, Canada, and United Kingdom)



BestBuy.ca



Walmart.com



NewEgg.com

wellbots
#1 on smart products

Wellbots.com



StackCommerce.com

Growing service revenue



RECURRING SOFTWARE
SERVICE REVENUE
24%

FIRST HALF OF
2021

HARDWARE REVENUE
76%

License and service

- Software license and term sheets
- **87%** gross margin on service

Data intelligence

- **12+** managed devices per home (average)
- **330k+** internet-connected devices being protected
- **11M+** malware and intrusions blocked

Market

Key trends driving growth

Complex home networks + WFH + distance learning = robust market opportunity

- Growing number of connected “smart” devices in the home
- Increasing awareness of privacy issues and screentime addiction
- Work from home and remote learning

Smart Home Market growing at 23.6% CAGR


CYBERSECURITY MARKET
$540B
By 2030
From survey by:
ResearchAndMarkets.com
SMART HOME MARKET
$495B
By 2028
From market report by:
VerifiedMarketResearch.com

"Increasing trend of remote working practices to boost demand for solutions."
-Fortune Business Insights

"70% of US employers plan to adopt a hybrid remote work model."

From HRDrive.com

"36.2 Million Workers (22% of Americans) Will Be Working Remotely By the Year 2025."

From UpWork.com

Competition

A leader in total home network protection

- End-to-end solution built from the ground up to help protect your home network and your privacy
- 5 patents issued
- 3 trademarks issued
- Industry veterans with over 100 years of combined experience in wireless technology and product design

Vision

Your browser does not support HTML5 video.

Gryphon was started due to an incident with John's daughter where she accidentally stumbled on some nasty content while searching for princesses on her iPad. This is a worry that all parents are facing today.

We founded Gryphon with the vision to make the internet a safer place for families and small businesses—by creating an affordable and easy-to-use platform that combines the latest in network protection, machine learning, and wireless connectivity.

Just like the personal computer revolution, we believe this is the beginning of a revolution in personal home network protection.

With the increase in home internet usage driven by the pandemic, our mission to protect our online activities is more important than ever!

Web without worry—that's our promise and our mission.

Investors



Hyberabad Angels



Frontier Angels



ATI Investments



MayOne Ventures LLC



The Batchery



Mark Bowles

Founders



John Wu

Co-Founder and CEO

MiFi Inventor, ex-Motorola

Executive with over 23 years of experience in wireless and IoT at global companies like Novatel Wireless and Motorola. Led high impact teams with over 120 professionals and successfully shipped multiple products with over 4 million units annually. One of the key inventors of MiFi mobile hotspot - selected by Time Magazine as one of the top gadgets of the century. John holds 25 patents with others pending.



Arup Bhattacharya

Co-Founder and CTO

Built the chip and SW that powered the Apple iPods

Seasoned software and multimedia executive with over 30 years of experience in technology innovation. Led MiFi software development at Novatel Wireless. An executive at PortalPlayer where he developed multiple generations of the media chip that powered the Apple iPods and helped lead the company to IPO and eventual acquisition by NVDIA.

Team

	John Wu	CEO and Co-Founder
	Arup Bhattacharya	CTO and Co-Founder
	Cathy Hoving	Senior Finance Manager
	Peter Townshend	Legal Counsel
	Rob Randolph	Digital Marketing

	Sanjeev Kumar	Outside Board Member, Former COO of PortalPlayer
	Jeff Wallace	Investor, Startup Advisor and Speaker
	Dennis Devlin	Consumer Security Advocate, Former CISO
	Sarah Kimmel	Tech Support Manager, Family Tech Vlogger
	Santosh Mokashi	Investor and Advisor, SVP HCL Technologies
	Angel Saad Gómez	Investor and Advisor, Venture Partner at Oak Investments
	Allan Chua	VP of Marketing and Business Development
	Abe Chomali	Amazon Marketing

Perks

$500	Free Gryphon Guardian
$2,500	Free Gryphon Tower
$5,000	Free Gryphon AX
$10,000	Free Gryphon AX 2 Pack

FAQ

How do I earn a return?	Gryphon is offering Custodial equity. Investors receive beneficial interests rather than direct legal record ownership of the security instrument. The custodian is the legal record holder of the security instrument for the benefit of the investors in the offering. Issuers tend to choose this arrangement for administration purposes and cap table organization. Please review the Form C and security instrument of this offering.